ESSEX PROPERTY TRUST, INC.

Consolidated Operating Results
(Dollars in thousands, except per share amounts)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2003	2002	**2003**	2002
Revenues:				
Rental	$ **54,568**	$ 45,686	$ **215,699**	$ 171,909
Other property	**1,868**	1,352	**7,169**	5,356
Total property revenues	**56,436**	47,038	**222,868**	177,265
Interest and other	**2,335**	3,896	**11,582**	22,857
	58,771	50,934	**234,450**	200,122
Expenses:				
Property operating	**19,110**	15,042	**74,037**	52,454
Depreciation and amortization	**13,936**	9,813	**49,409**	37,042
Interest	**10,893**	8,950	**42,751**	35,012
Amortization of deferred financing costs	**183**	163	**1,008**	605
General and administrative	**1,898**	1,544	**7,106**	6,291
Total expenses	**46,020**	35,512	**174,311**	131,404
Income from continuing operations before minority interests and discontinued operations	**12,751**	15,422	**60,139**	68,718
Minority interests	**(4,945)**	(5,817)	**(22,192)**	(24,130)
Income from continuing operations	**7,806**	9,605	**37,947**	44,588
Discontinued operations (net of minority interests):				
Operating income from real estate sold	**--**	--	**--**	225
Gain on sale of real estate	**--**	--	**--**	8,061
Net income	**7,806**	9,605	**37,947**	52,874
Write off of Series C preferred units offering costs	**(625)**	--	**(625)**	--
Amortization of discount on Series F preferred stock	**(336)**	--	**(336)**	--
Dividends to preferred stockholders - Series F	**(195)**	--	**(195)**	--
Net income available to common stockholders	$ **6,650**	$ 9,605	$ **36,791**	$ 52,874
Net income per share - basic	$ **0.29**	$ 0.51	$ **1.71**	$ 2.85
Net income per share - diluted	$ **0.29**	$ 0.51	$ **1.70**	$ 2.82

See Company's 10-K for additional disclosures

ESSEX PROPERTY TRUST, INC.

Consolidated Operating Results	Three Months Ended December 31,		Twelve Months Ended December 31,	
Selected Line Item Detail				
(Dollars in thousands)	**2003**	2002	**2003**	2002
Interest and other				
Interest income	$ 159	$ 364	$ 811	$ 5,026
Equity income in co-investments and lease income	868	1,115	6,326	8,250
Fee income	878	969	3,458	3,232
Gain on sale of co-investment activities, net	--	--	--	1,408
Miscellaneous - non-recurring	430	1,448	987	4,941
Interest and other	$ 2,335	$ 3,896	$ 11,582	$ 22,857
Property operating expenses				
Maintenance and repairs	$ 4,354	$ 2,840	$ 16,830	$ 10,971
Real estate taxes	4,608	3,281	17,752	12,707
Utilities	3,297	2,493	12,312	8,826
Administrative	5,007	4,888	19,957	14,963
Advertising	964	921	3,842	2,932
Insurance	880	619	3,344	2,055
Property operating expenses	$ 19,110	$ 15,042	$ 74,037	$ 52,454
General and administrative				
Total general and administrative	$ 3,482	$ 3,090	$ 13,098	$ 12,538
Allocated to property operating expenses - administrative	(728)	(612)	(2,779)	(2,395)
Allocated to Essex Management Corporation	(646)	(707)	(2,553)	(2,717)
Capitalized and incremental to real estate under development	(210)	(227)	(660)	(1,135)
Net general and administrative	$ 1,898	$ 1,544	$ 7,106	$ 6,291
Minority interests				
Limited partners of Essex Portfolio, L.P.	$ 657	$ 1,170	$ 3,899	$ 5,481
Perpetual preferred distributions	4,257	4,580	17,997	18,319
Series Z incentive units	--	39	175	197
Third party ownership interests	31	28	121	133
Minority interests	$ 4,945	$ 5,817	$ 22,192	$ 24,130

See Company's 10-K for additional disclosures

E S S E X P R O P E R T Y T R U S T, I N C.

Consolidated Funds From Operations		Three Months Ended		Twelve Months Ended	
(Dollars in thousands, except share and per share amounts)		December 31,		December 31,	
		2003	2002	**2003**	2002
Funds from operations					
Income from continuing operations before					
minority interests and discontinued operations	$	**12,751** $	15,422 $	**60,139** $	68,718
Adjustments:					
Gain on sale of co-investment activities, net		**--**	**--**	**--**	(1,408)
Depreciation and amortization		**13,936**	9,813	**49,409**	37,042
Depr. and amort. - unconsolidated co-investments		**3,119**	2,354	**10,190**	8,246
Minority interests		**(4,288)**	(4,609)	**(18,117)**	(18,426)
Income from discontinued operations		**--**	**--**	**--**	225
Depreciation - discontinued operations		**--**	**--**	**--**	191
Dividends to preferred stockholders - Series F		**(195)**	**--**	**(195)**	**--**
Write off of Series C preferred units offering costs		**(625)**	**--**	**(625)**	**--**
Amortization of discount on Series F preferred stock		**(336)**	**--**	**(336)**	**--**
Funds from operations	$	**24,362** $	22,980 $	**100,465** $	94,588
Components of the change in FFO					
Same property NOI	$	**(623)**	$	**(4,833)**	
Non-same property NOI		**5,953**		**28,853**	
Income and depreciation from discontinued operations		**--**		**(416)**	
Other - corporate and unconsolidated co-investments		**(796)**		**(7,923)**	
Interest expense and amortization of deferred financing		**(1,963)**		**(8,142)**	
General and administrative		**(354)**		**(815)**	
Minority interests		**321**		**309**	
Dividends to preferred stockholders - Series F		**(195)**		**(195)**	
Write off of Series C preferred units offering costs		**(625)**		**(625)**	
Amortization of discount on Series F preferred stock		**(336)**		**(336)**	
Funds from operations	$	**1,382**	$	**5,877**	
Funds from operations per share - diluted	$	**0.97** $	1.09 $	**4.20** $	4.50
Percentage decrease		**-11.0%**		**-6.7%**	
Weighted average number of shares outstanding diluted (1)		**25,211,207**	21,142,452	**23,947,931**	21,007,502

(1)   Assumes conversion of all outstanding operating partnership interests in the Operating Partnership into
       shares of the Company's common stock.

See Company's 10-K for additional disclosures

ESSEX PROPERTY TRUST, INC.

Consolidated Balance Sheet

(Dollars in thousands)

	December 31, 2003	December 31, 2002
Real Estate:		
Land and land improvements	$ 422,549	$ 368,712
Buildings and improvements	1,310,371	1,147,244
	1,732,920	1,515,956
Less: accumulated depreciation	(241,235)	(191,821)
	1,491,685	1,324,135
Investments	93,395	61,212
Real estate under development	52,439	143,756
	1,637,519	1,529,103
Cash and cash equivalents	15,314	17,827
Other assets	69,034	66,532
Deferred charges, net	6,697	6,272
Total assets	$ 1,728,564	$ 1,619,734
Mortgage notes payable	$ 739,129	$ 677,563
Lines of credit	93,100	126,500
Other liabilities	62,835	61,827
Total liabilities	895,064	865,890
Minority interests	243,799	262,530
Stockholders' Equity:		
Common stock	2	2
Series F cumulative redeemable preferred stock, liquidation value	25,000	--
Additional paid-in-capital	638,859	535,125
Distributions in excess of accumulated earnings	(74,160)	(43,813)
Total liabilities and stockholders' equity	$ 1,728,564	$ 1,619,734

See Company's 10-K for additional disclosures

ESSEX PROPERTY TRUST, INC.

Debt Summary - December 31, 2003

(Dollars in thousands)

	Percentage of Total Debt	Balance Outstanding	Weighted Average Interest Rate (1)	Weighted Average Maturity In Years
Mortgage notes payable				
Fixed rate - secured	80%	$ 663,833	6.8%	6.9
Tax exempt variable (2)	9%	75,296	2.6%	22.5
Total mortgage notes payable	89%	**739,129**	6.4%	8.5
Line of credit - secured (3)	10%	80,600	1.7%	
Line of credit - unsecured (4)	1%	12,500	2.3%	
	11%	**93,100**	1.8%	
Total debt	100%	$ **832,229**	**5.8%**	

Scheduled principal payments (excludes lines of credit)

2004	$	8,223
2005		41,300
2006		20,703
2007		63,448
2008		108,947
Thereafter		496,508
Total	$	739,129

Interest expense coverage is 3.5 times earnings before gain, interest, taxes, depreciation and amortization.

Capitalized interest for the quarter ended December 31, 2003 was $976.

(1)   Weighted average interest rate for variable rate debt are approximate current values.

(2)   Subject to interest rate protection agreements.

(3)   Secured line of credit commitment is $90 million, increasing to $100 million in July 2004 and matures in January 2009.
      This line is secured by four of Essex's multifamily communities. The underlying interest rate is currently the
      Freddie Mac Reference Rate plus .55% to .60%.

(4)   Unsecured line of credit commitment is $185 million and matures in May 2004.
      The underlying interest rate on this line is based on a tiered rate structure tied to the Company's
      corporate ratings and is currently at LIBOR plus 1.10%.

See Company's 10-K for additional disclosures

ESSEX PROPERTY TRUST, INC.

Capitalization - December 31 2003

(Dollars and shares in thousands)

Total debt	$	832,229
Common stock and potentially dilutive securities		
Common stock outstanding		22,826
Limited partnership units (1)		2,322
Options-treasury method		155
Total common stock and potentially dilutive securities		25,303 shares
Common stock price per share as of December 31, 2003	$	64.220
Market value of common stock and potentially dilutive securities	$	1,624,959
Perpetual preferred units/stock	$	210,000 8.567% weighted average pay rate
Total equity capitalization	$	1,834,959
Total market capitalization	$	2,667,188
Ratio of debt to total market capitalization		31.2%

(1) Assumes conversion of all outstanding operating partnership interests in the
    Operating Partnership into shares of the Company's common stock.

See Company's 10-K for additional disclosures

ESSEX PROPERTY TRUST, INC.

Property Operating Results - Quarter ended December 31, 2003 and 2002

(Dollars in thousands)

	Southern California			Northern California			Pacific Northwest			Other real estate assets(1)			Total		
	2003	2002	% Change	**2003**	2002	% Change	**2003**	2002	% Change	**2003**	2002	% Change	**2003**	2002	% Change
Revenues:															
Same property revenues	$ **18,270**	$ 17,493	4.4%	$ **12,164**	$ 13,391	-9.2%	$ **10,159**	$ 10,242	-0.8%	$ **--**	$ --	n/a	$ **40,593**	$ 41,126	-1.3%
Non same property revenues(2)	**9,855**	3,046		**3,116**	2,285		**994**	--		**1,878**	581		**15,843**	5,912	
Total Revenues	$ **28,125**	$ 20,539		$ **15,280**	$ 15,676		$ **11,153**	$ 10,242		$ **1,878**	$ 581		$ **56,436**	$ 47,038	
Property operating expenses:															
Same property operating expenses	$ **5,150**	$ 5,341	-3.6%	$ **4,083**	$ 3,892	4.9%	$ **3,731**	$ 3,641	2.5%	$ **--**	$ --	n/a	$ **12,964**	$ 12,874	0.7%
Non same property operating expenses(2)	**3,460**	900		**1,225**	967		**267**	--		**1,194**	301		**6,146**	2,168	
Total property operating expenses	$ **8,610**	$ 6,241		$ **5,308**	$ 4,859		$ **3,998**	$ 3,641		$ **1,194**	$ 301		$ **19,110**	$ 15,042	
Net operating income:															
Same property net operating income	$ **13,120**	$ 12,152	8.0%	$ **8,081**	$ 9,499	-14.9%	$ **6,428**	$ 6,601	-2.6%	$ **--**	$ --	n/a	$ **27,629**	$ 28,252	-2.2%
Non same property operating income(2)	**6,395**	2,146		**1,891**	1,318		**727**	--		**684**	280		**9,697**	3,744	
Total net operating income	$ **19,515**	$ 14,298		$ **9,972**	$ 10,817		$ **7,155**	$ 6,601		$ **684**	$ 280		$ **37,326**	$ 31,996	
Same property operating margin	**72%**	69%		**66%**	71%		**63%**	64%		**n/a**	n/a		**68%**	69%	
Same property turnover percentage	**53%**	47%		**56%**	57%		**51%**	60%		**n/a**	n/a		**53%**	55%	
Same property concessions	$ **82**	$ **146**		$ **341**	$ **198**		$ **318**	$ **323**		$ **--**	$ --		$ **741**	$ **667**	
Average same property concessions per turn *(In dollars)*	$ **128**	$ **253**		$ **682**	$ **385**		$ **564**	$ **488**		$ **--**	$ --		$ **435**	$ **380**	
Net operating income percentage of total	**52%**	44%		**27%**	34%		**19%**	21%		**2%**	1%		**100%**	100%	
Loss to lease(3)	$ **6,562**			$ **(1,337)**			$ **114**			$ **n/a**			$ **5,339**		
Loss to lease as a percentage of rental income	**5.3%**			**-2.4%**			**0.3%**			**n/a**			**2.5%**		

(1) Includes apartment communities located in other geographic areas, other rental properties and commercial properties.
(2) Includes properties which subsequent to September 30, 2002, were either acquired, in a stage of development or redevelopment without stabilized operations.
(3) Loss to lease represents the annualized difference between market rents (without considering the impact of rental concessions) and contractual rents. These numbers include the Company's pro-rata interest in unconsolidated properties.

Reconciliation of apartment units at end of period

	Southern California		Northern California		Pacific Northwest		Other real estate assets		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Same property consolidated apartment units	**4,869**	4,869	**3,597**	3,597	**4,402**	4,402	**--**	--	**12,868**	12,868
Consolidated Apartment Units	**8,306**	8,143	**4,319**	3,737	**4,844**	4,402	**578**	578	**18,047**	16,860
Down REIT	**1,360**	1,360	**170**	170	**301**	301	**--**	--	**1,831**	1,831
Joint Venture	**5,277**	4,151	**116**	116	**741**	741	**--**	--	**6,134**	5,008
Under Development	**686**	689	**370**	832	**--**	--	**--**	--	**1,056**	1,521
Total apartment units at end of period	**15,629**	14,343	**4,975**	4,855	**5,886**	5,444	**578**	578	**27,068**	25,220
Percentage of total	**58%**	57%	**18%**	19%	**22%**	22%	**2%**	2%	**100%**	100%
Average same property financial occupancy	**97.2%**	96.0%	**96.3%**	96.5%	**96.0%**	93.8%	**n/a**	n/a	**96.6%**	95.6%

See Company's 10-K for additional disclosures

E S S E X   P R O P E R T Y   T R U S T, I N C.

Same Property Revenue by County - Quarters ended December 31, 2003, December 31, 2002 and September 30, 2003
(Dollars in thousands)

	Units	December 31, 2003	December 31, 2002	% Change	September 30, 2003	% Change
Southern California						
Ventura County	989	$ 3,407	$ 3,239	5.2%	$ 3,296	3.4%
Los Angeles County	2,873	10,917	10,435	4.6%	10,754	1.5%
Orange County	783	3,322	3,191	4.1%	3,216	3.3%
San Diego County	224	624	628	-0.6%	648	-3.7%
Total Southern California	4,869	$ 18,270	$ 17,493	4.4%	$ 17,914	2.0%
Northern California						
San Francisco County	99	$ 332	$ 372	-10.8%	$ 347	-4.3%
Santa Clara County	1,556	5,497	6,029	-8.8%	5,517	-0.4%
Alameda County	1,116	3,383	3,778	-10.5%	3,317	2.0%
Contra Costa County	826	2,952	3,212	-8.1%	3,008	-1.9%
Total Northern California	3,597	$ 12,164	$ 13,391	-9.2%	$ 12,189	-0.2%
Pacific Northwest						
Seattle	3,527	$ 8,451	$ 8,473	-0.3%	$ 8,331	1.4%
Portland	875	1,708	1,769	-3.4%	1,701	0.4%
Total Pacific Northwest	4,402	$ 10,159	$ 10,242	-0.8%	$ 10,032	1.3%
Total same property revenues	12,868	$ 40,593	$ 41,126	-1.3%	$ 40,135	1.1%

See Company's 10-K for additional disclosures

E S S E X   P R O P E R T Y   T R U S T, I N C.

Development Communities - December 31, 2003

(Dollars in millions)

Project Name	Location	Units	Estimated Cost	Total Incurred to Date	Estimated Remaining Cost	Initial Occupancy	Stabilized Operations	% Leased	% Occupied
Development Communities									
Direct Development - Consolidated									
Hidden Valley-Parker Ranch(1)	Simi Valley, CA	324	$ 46.4	$ 41.2	$ 5.2	Dec-03	Oct-04	10%	5%
The San Marcos Phase II	Richmond, CA	120	23.9	11.2	12.7	Jun-04	Oct-04	n/a	n/a
Subtotal - direct development		444	70.3	52.4	17.9				
Joint Venture Transactions - Unconsolidated(2)									
River Terrace	Santa Clara, CA	250	56.8	32.3	24.5	Aug-04	Jun-05	n/a	n/a
Chesapeake	San Diego, CA	230	44.9	32.0	12.9	Apr-04	Dec-04	n/a	n/a
Kelvin Avenue	Irvine, CA	132	5.9	5.9	0.0	--	--	n/a	n/a
Total - development		1,056	$ 177.9	$ 122.6	$ 55.3				
Stabilized Communities - Fourth Quarter 2003									
The San Marcos (formerly Vista del Mar)	Richmond, CA	312	$ 52.3	$ 52.0	$ 0.3	Jul-02	Nov-03	91%	94%

(1) The Company acquired bond financing which closed in December 2002. The Company has a 75% interest in this development project.

(2) The Company has a 21.4% interest in development projects owned by the Fund.

See Company's 10-K for additional disclosures

ESSEX PROPERTY TRUST, INC.

Redevelopment Communities - December 31, 2003
(Dollars in thousands)

Project Name	Units	Estimated Cost		Total Incurred to date		Estimated Remaining Cost		Redevelopment Start	Restabilized Operations
Hillcrest Park - Phase II	608	$	3,429	$	1,499	$	1,930	Apr-03	(1)
Rosebeach (2)	174		3,537		1,963		1,574	Mar-03	(1)
Total	782	$	6,966	$	3,462	$	3,504		

Re-stabilized Communities - Fourth Quarter 2003

None

(1) Restabilized operations is defined as the month that the property reaches at least 95% occupancy after completion of the redevelopment project. A component of these redevelopments are upgrades to unit interiors. These will be completed in the normal course of unit turnover.
(2) The Company has a 21.4% interest in the asset owned by the Fund.

See Company's 10-K for additional disclosures

E S S E X P R O P E R T Y T R U S T, I N C.

Investments - December 31, 2003
(Dollars in thousands)

	Book Value	Estimated Value(1)	Debt Amount	Debt Type	Debt Interest Rate	Debt Maturity Date	Down REIT Units	$64.220 Value of Down REIT Unit	Essex Equity Value(2)
Down REIT's									
Highridge, Rancho Palos Verde, CA			$ 19,706	Fixed	6.26%	Jun-07			
Anchor Village, Mukilteo, WA			10,750	Var/bonds	5.50%	Dec-27			
Barkley Apartments, Anaheim, CA			5,254	Fixed	6.63%	Feb-09			
Brookside Oaks, Sunnyvale, CA			14,888	Fixed	7.90%	Oct-10			
Capri at Sunny Hills, Fullerton, CA			12,253	Fixed	5.37%	Aug-07			
Hearthstone, Santa Ana, CA			9,927	Fixed	7.01%	Jun-08			
Montejo, Garden Grove, CA			6,127	Fixed	6.98%	Feb-11			
Treehouse, Santa Ana, CA			8,250	Fixed	6.98%	Feb-11			
Valley Park, Fountain Valley, CA			10,451	Fixed	6.98%	Feb-11			
Villa Angelina, Placentia, CA			14,132	Fixed	6.98%	Feb-11			
	$ 13,367	$ 246,457	111,738				1,450	$ 93,118	$ 41,601
Joint Ventures							Value of Equity	Company Ownership	
Essex Apartment Value Fund, L.P.									
Andover Park, Beaverton, OR			12,246	Fixed	6.60%	Oct-11			
Vista Del Rey (El Encanto), Tustin, CA			7,882	Fixed	6.95%	Feb-11			
Rosebeach, La Mirada, CA			8,321	Fixed	7.09%	Feb-11			
Hunt Club, Lake Oswego, CA			11,533	Fixed	7.05%	Feb-11			
The Crest, Pomona, CA			35,416	Fixed	7.99%	Jul-05			
Foxborough (Woodland), Orange, CA			4,838	Fixed	7.84%	Jul-09			
The Arboretum at Lake Forest, Lake Forest, CA			22,974	Fixed	5.16%	Feb-10			
Ocean Villas, Oxnard, CA			9,927	Fixed	5.42%	Apr-13			
Villas at Carlsbad, Carlsbad, CA			9,557	Fixed	5.03%	Aug-11			
Huntington Villas, Huntington Beach, CA			38,184	Fixed	4.64%	May-10			
The Villas at San Dimas, San Dimas, CA			13,007	Fixed	4.67%	May-10			
The Villas at Bonita, San Dimas, CA			8,275	Fixed	4.67%	May-10			
Villa Venetia, Costa Mesa, CA			53,596	Fixed	4.58%	May-13			
Coronado at Newport - North, Newport Beach, CA - 49.9% (3)			--						
Coronado at Newport - South, Newport Beach, CA - 49.9% (3)			--						
Kelvin Avenue, Irvine, CA (development)			--						
Chesapeake, San Diego, CA (development)			20,811	Var.	LIBOR+ 2%	Jan-07			
Rivermark, Santa Clara, CA (development)			7,263	Var.	LIBOR+ 2%	Jan-07			
Line of credit			--	Var.	LIBOR+.875%	Jun-04			
	51,110	482,464	263,830				$ 218,634	21.4%	46,788
AEW									
The Pointe at Cupertino, Cupertino, CA			14,185	Fixed	4.86%	Nov-12			
Tierra Vista, Oxnard, CA			37,374	Fixed	5.93%	Jun-07			
	4,406	81,743	51,559				30,184	20.0%	6,037
Lend Lease									
Coronado at Newport - North, Newport Beach, CA			56,088	Fixed	5.30%	Dec-12			
Coronado at Newport - South, Newport Beach, CA			49,388	Fixed	5.30%	Dec-12			
	13,020	170,143	105,476				64,667	49.9%	32,269
Other Joint Ventures									
Park Hill Apartments, Issaquah, WA	5,731	28,743	21,364	Fixed	6.90%	Aug-29	7,379	45.0% (4)	5,731
Other	5,761								5,761
	$ 93,395								$ 138,187

(1) Estimated value based on estimated 2004 net operating income applying capitalization rates ranging from 7.00% to 7.25% on stabilized multifamily properties. Other properties, either in development, redevelopment or acquired less than 12 months ago are valued at cost.
(2) Although the Company generally intends to hold these properties for use, the Company equity value assumes liquidation at December 31, 2003.
(3) The Fund accounts for its investment in this property under the equity method of accounting. Estimated value is equal to the Fund's book value of its equity investment.
(4) The Company's 45% ownership interest receives a cumulative preferred return.

See Company's 10-K for additional disclosures

ESSEX PROPERTY TRUST, INC.
REAL ESTATE INFORMATION
31-Dec-03

	Property Name	Address	City	State	Units	Square Footage	Year Acquired	Year Built	
	MULTIFAMILY COMMUNITIES								
	SAN FRANCISCO BAY AREA								
	Santa Clara County								
1	Pointe at Cupertino, The (Westwood)	19920 Olivewood Street	Cupertino	CA	116	135,288	1998	1963	
1	Carlyle, The	2909 Nieman Boulevard	San Jose	CA	132	129,216	2000	2000	
1	Waterford, The	1700 N. First Street	San Jose	CA	238	219,642	2000	2000	
1	Le Parc (Plumtree)	440 N. Winchester Avenue	Santa Clara	CA	140	113,260	1994	1975	
1	Marina Cove	3480 Granada Avenue	Santa Clara	CA	292	250,294	1994	1974	
	River Terrace	N.E. corner Montague/Agnew	Santa Clara	CA	250	223,880			
1	Bristol Commons	732 E. Evelyn Avenue	Sunnyvale	CA	188	142,668	1995	1989	
1	Brookside Oaks	1651 Belleville Way	Sunnyvale	CA	170	119,980	2000	1973	
1	Oak Pointe	450 N. Mathilda Avenue	Sunnyvale	CA	390	294,180	1988	1973	
1	Summerhill Park	972 Corte Madera Avenue	Sunnyvale	CA	100	78,584	1988	1988	
1	Windsor Ridge	825 E. Evelyn Avenue	Sunnyvale	CA	216	161,892	1989	1989	
				8%	1,982	1,645,004			
	Alameda County								
1	Stevenson Place (The Apple)	4141 Stevenson Blvd.	Fremont	CA	200	146,296	1983	1971	
1	Treetops	40001 Fremont Blvd.	Fremont	CA	172	131,270	1996	1978	
1	Wimbeldon Woods	25200 Carlos Bee Blvd.	Hayward	CA	560	462,400	1998	1975	
1	Summerhill Commons	36826 Cherry Street	Newark	CA	184	139,012	1987	1987	
1	Essex at Lake Merritt, The	108-116 17th Street	Oakland	CA	270	258,967	2003	2003	
				5%	1,386	1,137,945			
	Contra Costa County								
1	San Marcos (Vista del Mar)	Hilltop Drive at Richmond Pkwy	Richmond	CA	312	292,716	2003	2003	
	San Marcos (Vista del Mar) - Phase II	Hilltop Drive at Richmond Pkwy	Richmond	CA	120	114,930			
1	Bel Air (The Shores)	2000 Shoreline Drive	San Ramon	CA	462	391,136	1995	1988	114 units 2000
1	Eastridge Apartments	235 East Ridge Drive	San Ramon	CA	188	174,104	1996	1988	
1	Foothill Gardens	1110 Harness Drive	San Ramon	CA	132	155,100	1997	1985	
1	Twin Creeks	2711-2731 Morgan Drive	San Ramon	CA	44	51,700	1997	1985	
				4%	1138	1,064,756			
	San Francisco County								
1	Mt. Sutro Terrace Apartments	480 Warren Drive	San Francisco,CA	0%	99	64,095	1999	1973	
21	**Total San Francisco Bay Area**			18%	**4,605**	**3,911,800**			
	SOUTHERN CALIFORNIA								
	Los Angeles County								
1	Hampton Court (Columbus)	1136 N. Columbus Avenue	Glendale	CA	83	71,573	1999	1974	
1	Hampton Place (Loraine)	245 W. Loraine Street	Glendale	CA	132	141,591	1999	1970	
1	Rosebeach	16124 E. Rosecrans Ave.	La Mirada	CA	174	172,202	2000	1970	
1	Marbrisa	1809 Termino Ave.	Long Beach	CA	202	122,870	2002	1987	
1	Pathways	5945 E. Pacific Coast Hwy.	Long Beach	CA	296	197,720	1991	1975	
1	Bunker Hill	222 and 234 S. Figueroa St.	Los Angeles	CA	456	346,672	1998	1968	
1	City Heights	209 S. Westmoreland	Los Angeles	CA	687	424,170	2000	1968	
1	Cochran Apartments	612 South Cochran	Los Angeles	CA	58	51,468	1998	1989	
1	Kings Road	733 North Kings Road	Los Angeles	CA	196	132,112	1997	1979	
1	Park Place	400 S. Detroit Street	Los Angeles	CA	60	48,000	1997	1988	
1	Windsor Court	401 S. Detroit Street	Los Angeles	CA	58	46,600	1997	1988	
1	Mirabella (Marina View)	13701 Marina Point Drive	Marina Del Rey	CA	188	176,860	2000	2000	
1	Hillcrest Park (Mirabella)	1800 West Hillcrest Drive	Newbury Park	CA	608	521,968	1998	1973	
1	Monterra del Mar (Windsor Terrace)	280 E. Del Mar Boulevard	Pasadena	CA	123	74,475	1997	1972	
1	Monterra del Rey (Glenbrook)	350 Madison	Pasadena	CA	84	73,101	1999	1972	
1	Monterra del Sol (Euclid)	280 South Euclid	Pasadena	CA	85	69,295	1999	1972	
1	Crest, The	400 Appian Way	Pomona	CA	501	498,036	2000	1986	
1	Highridge	28125 Peacock Ridge Drive	Rancho Palos Verde	CA	255	290,250	1997	1972	
1	Villas at San Dimas Canyon	325 S. San Dimas Canyon Rd.	San Dimas	CA	156	144,669	2003	1981	
1	Villas at Bonita	477 E. Bonita Ave.	San Dimas	CA	102	94,200	2003	1981	
1	Walnut Heights	20700 San Jose Hills Road	Walnut	CA	163	146,750	2003	1964	
1	Avondale at Warner Center	22222 Victory Blvd.	Woodland Hills	CA	446	331,072	1999	1970	
				20%	5,113	4,175,654			
	Ventura County								
1	Camarillo Oaks	921 Paseo Camarillo	Camarillo	CA	564	459,072	1996	1985	
1	Mariner's Place	711 South B Street	Oxnard	CA	105	77,254	2000	1987	
1	Ocean Villa	4202-4601 Dallas Drive	Oxnard	CA	119	108,900	2002	1974	
1	Tierra Vista	Rice and Gonzales	Oxnard	CA	404	387,144	2001	2001	
1	Monterey Villas (Village Apartments)	1040 Kelp Lane	Oxnard	CA	122	122,120	1997	1974	
1	Meadowood	1733 Cochran Street	Simi Valley	CA	320	264,568	1996	1986	
	Parker Ranch	Los Angeles and Stearns	Simi Valley	CA	324	310,938			
1	The Lofts at Pinehurst (Villa Scandia)	1021 Scandia Avenue	Ventura	CA	118	71,160	1997	1971	
				7%	1,752	1,490,218			
	Orange County								
1	Barkley Apartments	2400 E. Lincoln Ave.	Anaheim	CA	161	139,835	2000	1984	
1	Vista Pointe	175-225 S. Rio Vista	Anaheim	CA	286	242,410	1985	1968	
1	Villa Venetia	2775 Mesa Verde Drive East	Costa Mesa	CA	468	405,800	2003	1972	
1	Valley Park Apartments	17300 Euclid Ave.	Fountain Valley	CA	160	169,788	2001	1969	
1	Capri at Sunny Hills	2341 Daphne Place	Fullerton	CA	100	128,100	2001	1961	
1	Wilshire Promenade	141 West Wilshire Avenue	Fullerton	CA	149	128,130 (1)	1997	1992	

	Property Name	Address	City	State	Units	Square Footage	Year Acquired	Year Built
			MULTIFAMILY COMMUNITIES					
	San Diego County							
1	Alpine Country	2660 Alpine Blvd.	Alpine	CA	108	81,900	2002	1986
1	Alpine Village	2055 Arnold Way	Alpine	CA	306	254,424	2002	1971
1	Bonita Cedars	5155 Cedarwood Rd.	Bonita	CA	120	120,824	2002	1983
1	Villas at Carlsbad	2600 Kremeyer Circle	Carlsbad	CA	102	72,960	2002	1965
1	Cambridge	660 F. St.	Chula Vista	CA	40	22,140	2002	1965
1	Woodlawn Colonial	245-255 Woodlawn Ave.	Chula Vista	CA	159	104,583	2002	1974
1	Mesa Village	5265 Clairemont Mesa Blvd.	Clairemont	CA	133	43,696	2002	1963
1	Casa Tierra	355 Orlando St.	El Cajon	CA	40	28,730	2002	1972
1	Coral Gardens	425 East Bradley	El Cajon	CA	200	182,000	2002	1976
1	Tierra del Sol/Norte	989 Peach Ave.	El Cajon	CA	156	117,000	2002	1969
1	Grand Regacy	2050 E. Grand Ave.	Escondido	CA	60	42,432	2002	1967
1	Mira Woods Villa	10360 Maya Linda Rd.	Mira Mesa	CA	355	262,630	2002	1982
1	Country Villas	283 Douglas Drive	Oceanside	CA	180	179,764	2002	1976
1	Bluffs II, The	6466 Friars Road	San Diego	CA	224	126,744	1997	1974
	Chesapeake	Front at Beech St.	San Diego	CA	230	147,480		
1	Emerald Palms	2271 Palm Ave.	San Diego	CA	152	133,000	2002	1986
1	Summit Park	8563 Lake Murray Blvd.	San Diego	CA	300	229,400	2002	1972
1	Vista Capri - East	4666 63rd St.	San Diego	CA	26	16,890	2002	1967
1	Vista Capri - North	3277 Berger Ave.	San Diego	CA	106	51,840	2002	1975
1	Carlton Heights	9705 Carlton Hills Blvd.	Santee	CA	70	48,440	2002	1979
1	Shadow Point	9830 Dale Ave.	Spring Valley	CA	172	131,260	2002	1983
				12%	3,009	2,250,657		
69	**Total Southern California**			57%	14,943	12,164,863		
	SEATTLE METROPOLITAN AREA							
1	Emerald Ridge	3010 118th Avenue SE	Bellevue	WA	180	144,036	1994	1987
1	Foothill Commons	13800 NE 9th Place	Bellevue	WA	360	288,317	1990	1978
1	Palisades, The	13808 NE 12th	Bellevue	WA	192	159,792	1990	1977
1	Sammamish View	16160 SE Eastgate Way	Bellevue	WA	153	133,590	1994	1986
1	Woodland Commons	13700 NE 10th Place	Bellevue	WA	236	172,316	1990	1978
1	Canyon Pointe	1630 228th St. SE	Bothell	WA	250	210,452	2003	1990
1	Inglenook Court	14220 Juanita Drive, NE	Bothell	WA	224	183,624	1994	1985
1	Salmon Run at Perry Creek	2109 228th Street SE	Bothell	WA	132	117,125	2000	2000
1	Stonehedge Village	14690 143rd Blvd., NE	Bothell	WA	196	214,872	1997	1986
1	Park Hill at Issaquah	22516 SE 56th Street	Issaquah	WA	245	277,778	1999	1999
1	Wandering Creek	12910 SE 240th	Kent	WA	156	124,366	1995	1986
1	Bridle Trails	6600 130th Avenue, NE	Kirkland	WA	92	73,448	1997	1986
1	Evergreen Heights	12233 NE 131st Way	Kirkland	WA	200	188,340	1997	1990
1	Laurels at Mill Creek	1110 164th Street SE	Mill Creek	WA	164	134,360	1996	1981
1	Anchor Village	9507 49th Avenue West	Mukilteo	WA	301	245,928	1997	1981
1	Castle Creek	7000 132nd Place, SE	Newcastle	WA	216	191,935	1998	1998
1	Brighton Ridge	2307 NE 4th Street	Renton	WA	264	201,300	1996	1986
1	Forest View	650 Duvall Ave. NE	Renton	WA	192	182,538	2003	1998
1	Fountain Court	2400 4th Street	Seattle	WA	320	207,037	2000	2000
1	Linden Square	13530 Linden Avenue North	Seattle	WA	183	142,271	2000	1994
1	Maple Leaf	7415 5th Avenue, NE	Seattle	WA	48	35,584	1997	1986
1	Spring Lake	12528 35th Avenue, NE	Seattle	WA	69	42,325	1997	1986
1	Wharfside Pointe	3811 14th Avenue West	Seattle	WA	142	119,290 (2)	1994	1990
23	**Total Seattle Metropolitan Area**			17%	4,515	3,790,624		
	PORTLAND METROPOLITAN AREA							
1	Andover Park	15282 SW Teal Blvd.	Beaverton	OR	240	227,804	2001	1992
1	Jackson School Village	300 NE Autumn Rose Way	Hillsboro	OR	200	196,896	1996	1996
1	Landmark Apartments	3120 NW John Olsen Ave.	Hillsboro	OR	285	282,934	1996	1990
1	Hunt Club	6001 SW Bonita Road	Lake Oswego	OR	256	198,056	2000	1985
1	Meadows @ Cascade Park	314 SE 19th Street	Vancouver	WA	198	199,377	1997	1989
1	Village @ Cascade Park	501 SE 123rd Avenue	Vancouver	WA	192	178,144	1997	1989
6	**Total Portland Metropolitan Area**			5%	1,371	1,283,211		
	OTHER AREAS							
1	Devonshire Apartments	2770 West Devonshire Ave.	Hemet	CA	276	207,220	2002	1988
1	St. Cloud Apartments	6525 Hilcroft	Houston	TX	302	306,869	2002	1968
2				2%	578	514,089		
	121	**Multifamily Properties**			26,012	21,664,587	**1998**	**1980**
	5	**Multifamily Properties Under Construction**			1,056	919,684		

Avg. square footage	833
Avg. units per property	215
Avg. age of property	22

(1) Also has 11,836 square feet of commercial/retail space.
(2) Also has 9,512 square feet of commercial space.

	Property Name	Address	City	State	Units	Square Footage	Year Acquired	Year Built
	OTHER REAL ESTATE ASSETS							
	Manufactured Housing Communities							
	Green Valley	2130 Sunset Dr.	Vista	CA	157 pads		2002	1973
	Riviera	2038 Palm St.	Las Vegas	NV	450 pads		2002	1969
	Recreational Vehicle Parks							
	Circle RV	1835 E. Main St.	El Cajon	CA	179 spaces		2002	1977
	Vacationer	1581 E. Main St.	El Cajon	CA	159 spaces		2002	1973
	Diamond Valley	344 N. State St.	Hemet	CA	224 spaces		2002	1974
	Golden Village	3600 W. Florida Ave.	Hemet	CA	1019 spaces		2002	1972
	Riviera RV	2200 Palm St.	Las Vegas	NV	136 spaces		2002	1969
	Office Buildings							
	Essex Corporate Headquarter Bldg.	925 E. Meadow Dr.	Palo Alto	CA		17,400	1997	1988
	Valley Financial Office Building	2399 Camino Del Rio South	San Diego	CA		5,200	2002	1978
	Moore Street Office Building	3205 Moore St.	San Diego	CA		2,000	2002	1957
	Essex Southern Cal. Office Building	22110-22120 Clarendon St.	Woodland Hills	CA		38,940	2001	1982

New Residential Supply: Permits as % of Current Stock
12 Month Permit Period: December 2002 through December 2003 (inclusive)

Market	Median SF Price (2002)	2002 SF Affordability*	SF Stock 2000	SF Permits Last 12 Months	% of Stock	MF Stock 2000	MF Permits Last 12 months	% of Stock	Total Residential Permits Last 12 Months	% of Stock
	Single Family Data					Multi-Family Data			All Residential Data	
Boston	$395,900	69%	1,530,000	4,421	0.3%	670,800	3,793	0.6%	8,214	0.4%
Nassau-Suffolk	$312,900	112%	740,000	3,300	0.4%	240,000	549	0.2%	3,849	0.4%
New York PMSA	$310,001	170%	760,000	2,813	0.4%	2,920,000	12,531	0.4%	15,344	0.4%
Philadelphia	$146,100	175%	1,532,000	12,406	0.8%	515,100	4,562	0.9%	16,968	0.8%
Chicago	$220,900	121%	1,700,000	30,733	1.8%	1,404,900	11,184	0.8%	41,917	1.4%
Miami/Ft. Lauderdale	$192,700	98%	717,000	12,626	1.8%	876,000	10,716	1.2%	23,342	1.5%
Denver	$228,100	113%	582,000	13,005	2.2%	274,900	2,929	1.1%	15,934	1.9%
Austin	$156,500	153%	326,000	7,989	2.5%	169,900	1,669	1.0%	9,658	1.9%
Wash. D.C. PMSA	$250,200	117%	1,299,000	30,755	2.4%	644,300	7,798	1.2%	38,553	2.0%
Minneapolis	$185,000	103%	818,000	20,327	2.5%	351,800	6,123	1.7%	26,450	2.3%
Dallas-Ft. Worth	$135,700	174%	1,381,000	40,809	3.0%	650,000	11,359	1.7%	52,168	2.6%
Houston	$132,800	170%	1,027,000	33,965	3.3%	547,700	15,844	2.9%	49,809	3.2%
Phoenix	$143,300	157%	970,000	46,591	4.8%	360,500	6,837	1.9%	53,428	4.0%
Orlando	$136,000	152%	482,000	22,385	4.6%	201,500	5,706	2.8%	28,091	4.1%
Atlanta	$146,500	178%	1,122,000	53,573	4.8%	467,800	10,821	2.3%	64,394	4.1%
Las Vegas	$159,800	132%	440,000	30,278	6.9%	215,700	8,439	3.9%	38,717	5.9%
Totals	$209,616	132%	15,426,000	365,976	2.4%	10,510,900	120,860	1.1%	486,836	1.9%
Seattle	$254,000	100%	656,000	11,226	1.7%	354,487	3,818	1.1%	15,044	1.5%
Portland	$180,400	134%	561,000	10,519	1.9%	225,335	4,798	2.1%	15,317	1.9%
San Francisco	$511,100	68%	368,000	1,539	0.4%	344,000	1,778	0.5%	3,317	0.5%
Oakland	$412,100	73%	625,000	7,159	1.1%	270,000	3,842	1.4%	11,001	1.2%
San Jose	$504,400	78%	388,000	2,515	0.6%	192,000	4,356	2.3%	6,871	1.2%
Los Angeles	$280,900	89%	1,877,000	10,234	0.5%	1,392,963	9,599	0.7%	19,833	0.6%
Ventura	$341,700	89%	199,000	2,273	1.1%	53,295	1,264	2.4%	3,537	1.4%
Orange	$415,300	72%	628,000	6,115	1.0%	340,800	2,751	0.8%	8,866	0.9%
San Diego	$356,300	71%	664,000	9,885	1.5%	375,664	6,900	1.8%	16,785	1.6%
PNW	$220,073	116%	1,217,000	21,745	1.8%	579,822	8,616	1.5%	30,361	1.7%
No Cal	$464,413	73%	1,381,000	11,213	0.8%	806,000	9,976	1.2%	21,189	1.0%
So Cal	$324,418	82%	3,368,000	28,507	0.8%	2,162,722	20,514	0.9%	49,021	0.9%
ESSEX	$335,538	87%	5,966,000	61,465	1.0%	3,548,543	39,106	1.1%	100,571	1.1%

Permits: Single Family equals 1 Unit, Multi-Family equals 5 or More Units

Sources: SF Prices - National Association of Realtors,Rosen Consulting Group : Permits, Total Residential Stock - U.S. Census

Median Home Prices - National Association of Realtors; DataQuick, Mortgage Rates - Freddie Mac, Median Household Incomes - US Census; BEA; Essex

Single Family - Multi-Family Breakdown of Total Resdiences, Rosen Consulting Group, US Census, EASI, Essex

*Single Family Affordability - Equals the ratio of the **actual** Median Household Income to the Income **required** to purchase the Median Priced Home.

The **required** Income is defined such that the Mortgage Payment is 35% of said Income, assuming a 10% Down Payment and a 30-year fixed mortgage rate.

Median Household Income is estimated from US Census 2000 data and Income Growth from BEA and Popultation Growth from the US Census.

Essex Markets Forecast 2004: Supply, Jobs and Apartment Market Conditions

Market	Residential Supply*				Job Forecast**		Forecast Market Conditions***	
	New MF Supply	% of Total Stock	New SF Supply	% of Total Stock	Est.New Jobs Dec-Dec	% Growth	Estimated Y-o-Y Rent Growth	Estimated Year End Vacancy
Seattle	2,100	0.6%	9,000	1.4%	16,000	1.2%	0% to 1.5%	94.5%
Portland	2,400	1.1%	9,900	1.8%	9,600	1.0%	Flat	93.0%
San Francisco	1,600	0.5%	1,200	0.3%	8,200	0.9%	Flat	95.0%
Oakland	1,800	0.7%	6,100	1.0%	10,700	1.0%	Flat	95.0%
San Jose	2,000	1.0%	2,100	0.5%	6,000	0.7%	Flat	94.0%
Ventura	600	1.2%	2,400	1.2%	3,500	1.3%	2%	95.5%
Los Angeles	7,500	0.5%	8,600	0.5%	36,000	0.9%	2% to 4%	95.5%
Orange	3,200	0.9%	6,200	1.0%	26,500	1.9%	2% to 3%	95.5%
San Diego	4,200	1.1%	9,100	1.4%	25,000	2.0%	3%	95.5%
So. Cal.	**15,500**	**0.7%**	**26,300**	**0.8%**	**91,000**	**1.3%**	**2% to 3%**	**95.5%**

All data is an Essex Forecast

* **New Residential Supply**: represents Essex's internal estimate of *actual deliveries* during the year, which are related to but can differ from the 12 Month trailing *Permit Levels* reported on Appendix A.

** **Job Forecast/Performance** refers to the difference between Total Non-Farm Industry Employment (not Seasonally Adjusted) projected through December 2004 over the comparable actual figures for December 2003. The first column represents the *current* Essex forecast of the increase in Total Non-Farm Industry Employment. The second column represents these forecasted new jobs as a percent of the December 2003 base.

***The **Forecast Market Conditions** represents Essex's estimates of the Change in Rents/Vacancy Rates at the end of 2004. The Estimated Year-over-Year Rent Growth represents the forecast change in Effective **Market** Rents for December 2004 vs.December 2003 (where **Market** refers to the entire MSA apartment market, NOT the Essex portfolio). The estimated Year End Vacancy represents Essex's forecast of **Market** Vacancy Rates for December 2004.

Essex Markets 2003: Labor Market Conditions

Market	Non-Farm Industry Jobs*				Unemployment Rate**			Size of the Labor Force***		
	Sep-02	Dec-02	Sep-03	Dec-03	Dec-02	Sep-03	Dec-03	Dec-02	Sep-03	Dec-03
Seattle	1,358,600	1,358,600	1,351,000	1,355,500	6.2%	7.1%	6.2%	1,415,598	1,369,426	1,407,300
Portland	936,800	939,400	919,300	927,600	7.1%	8.0%	7.0%	1,086,023	1,063,655	1,065,431
San Francisco	986,100	982,500	971,300	972,000	5.5%	5.2%	4.5%	925,600	937,500	931,700
Oakland	1,043,000	1,053,900	1,040,900	1,047,700	5.9%	5.9%	5.1%	1,302,600	1,302,400	1,311,700
San Jose	898,200	891,700	858,500	860,800	8.3%	7.6%	6.4%	937,700	907,500	904,900
Ventura	279,900	281,600	273,300	274,300	5.8%	5.6%	5.3%	424,500	423,600	422,200
Los Angeles	4,033,900	4,056,600	3,990,600	4,035,300	6.1%	6.9%	6.1%	4,716,600	4,780,400	4,756,700
Orange	1,403,900	1,418,500	1,399,300	1,419,400	3.9%	3.7%	3.2%	1,573,000	1,570,000	1,598,600
San Diego	1,222,300	1,237,400	1,226,000	1,238,100	4.2%	4.2%	3.6%	1,478,600	1,484,400	1,502,200
So. Cal.	**6,940,000**	**6,994,100**	**6,889,200**	**6,967,100**	**5.3%**	**5.8%**	**5.1%**	**8,192,700**	**8,258,400**	**8,279,700**

* **Non-Farm Industry Jobs**: represents the Non-Seasonally adjusted value of jobs taken from the Non-Farm Industry Survey as reported by the BLS

** **Unemployment Rate**: refers to Non- Seasonally Adjusted value of the Unemployment Rate taken from the Employment Survey as reported by the BLS.

*****Size of the Labor Force**: represents the Non-Seasonally Adjusted value of the Labor Force taken from the Employment Survey as reported by the BLS.